SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 212 839 8744 KLIEKEFETT@SIDLEY.COM

EDGAR and Email

September 29, 2021

Anu Dubey, Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc., File No. 811-23680

Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc., File No. 811-23682

Tax Free Target Maturity Fund for Puerto Rico Residents, Inc., File No. 811-23670

Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc., File No. 811-23679

Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc., File No. 811-23676

Dear Ms. Dubey:

On behalf of our clients, Tax-Free Fixed Income Fund for Puerto Rico Residents, Inc. (“Fund I”), Tax-Free Fixed Income Fund III for Puerto Rico Residents, Inc. (“Fund III”), Tax Free Target Maturity Fund for Puerto Rico Residents, Inc. (“TFTMF”), Tax-Free High Grade Portfolio Target Maturity Fund for Puerto Rico Residents, Inc. (“HGPTMF”), and Tax-Free High Grade Portfolio Bond Fund II for Puerto Rico Residents, Inc. (“HGPBF II” and, together with Fund I, Fund III, TFTMF, and HGPTMF, the “Funds”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on September 23, 2021 with respect to the preliminary proxy statement filed under cover of Schedule 14A as form type PREC14A by each of the Funds with the Commission on September 17, 2021 (collectively, the “Preliminary Proxy Statements”).

Below, we describe the changes made to the Preliminary Proxy Statements in response to the Staff’s comments and provide any responses to, or any supplemental explanations of, such comments, as requested. These changes are expected to be reflected in the definitive proxy statement of each of the Funds to be filed under cover of Schedule 14A on or about September 30, 2021. For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.

In the Notice of Annual Meeting, please clarify whether Atlantic Standard Time is the same as Eastern Standard Time or Central Standard Time, or alternatively make reference to Eastern Standard Time or Central Standard Time in place of, or in addition to, Atlantic Standard Time.

Response: The Funds acknowledge the Staff’s comment and will revise the Notice of Annual Meeting accompanying each of the Preliminary Proxy Statements to include the corresponding Eastern Daylight Time (i.e., “[The Meeting] is scheduled to be held virtually on October 28, 2021, at 2:00 p.m. Atlantic Standard Time (2:00 p.m. Eastern Daylight Time).”) For the avoidance of doubt, Puerto Rico uses Atlantic Standard Time throughout the year, and Atlantic Standard Time has a UTC offset of UTC-04:00.

2.

The Preliminary Proxy Statements each provide, in pertinent part: “In the event a quorum is present at the Meeting but sufficient votes to approve any of the proposed items are not received, the persons named as proxies may propose one or more adjournments of such Meeting to permit further solicitation of proxies.” Please include a separate proposal in each of the proxy statements and on each of the proxy cards that sets forth a separate proposal to adjourn. The Staff does not consider a proposal to adjourn as a matter for which discretionary authority can be exercised by proxies pursuant to the exceptions in Regulation 14A Rule 14a-4(c) under the Securities Exchange Act of 1934, as amended. The Staff believes the adjournment of a meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited and for which discretionary authority is unavailable. See Rule 14a-4(d)(4) under the Securities Exchange Act of 1934, as amended.

Response: The Funds respectfully acknowledge the Staff’s comment and have given the comment careful consideration; however, the Funds respectfully note that taking into consideration each Fund’s by-laws and the Commission guidance described below, a separate proposal is not required here.

Rule 14a-4(a)(3) requires a proxy statement to identify “each separate matter intended to be acted upon.” The Funds submit that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” by the shareholders at the meeting. Rather, the presiding officer would make the decision to adjourn a meeting of each Fund. Pursuant to Section 12 of each of the Funds’ by-laws, the Chairman of the Board or, in his or her absence, the Lead Director, presides at all meetings of the shareholders. Delaware courts have repeatedly ruled that the presiding officer of a meeting has the power to adjourn the meeting in a variety of circumstances (see, e.g., State of Wisconsin Inv. Bd. V. Peerless Sys. Corp., C.A. No. 17637 (Del. Ch. Dec. 4, 2000), reargument denied, C.A. No. 17637 (Del. Ch. Jan. 5, 2001)), and Puerto Rico courts look to Delaware jurisprudence in interpreting Puerto Rico’s corporate law (see Llorens v. Arribas, 184 D.P.R. 32, 49–50 (2011)).

This is also consistent with the Commission’s Statement on Adjournment of Investment Company Shareholder Meetings and Withdrawal of Proposed Rule 20a-4 and Amendment to Rule 20a-1, Release No. IC-7659 (February 6, 1973) (the “Adjournment Release”), in which the Commission withdrew the proposed Rule 20a-4, which would have prohibited any adjournment of a meeting of shareholders of a registered investment company that related to a proposal requiring shareholder approval if a quorum pursuant to state law were present at such meeting. In lieu of the proposed Rule 20a-4, the Commission stated:

Investment company management must weigh carefully the decision whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies in an effort to secure sufficient votes to pass a particular proposal or proposals. In any case where shareholders clearly express their disagreement and disinterest in a proposal through negative votes or abstentions, and thus fail to yield sufficient votes for passage, management must determine if an adjournment and additional solicitation is reasonable and in the interest of shareholders, or whether such procedures would constitute an abuse of management’s office. Where management embarks upon a course of adjournment and additional solicitation, the Commission will consider whether such conduct appears to constitute a breach of fiduciary duty under Section 36(a) of the Act.

The Commission has thus expressly authorized investment company management to decide whether to adjourn a shareholder meeting for the purpose of soliciting shareholders to obtain additional proxies, subject to management’s fiduciary duty to shareholders. Had an adjournment required a shareholder proposal, the Adjournment Release and proposed Rule 20a-4 would have been unnecessary. The Funds therefore submit that the Adjournment Release does not support the notion that such adjournments require a shareholder proposal. The Funds represent that they will evaluate any proposed adjournments consistent with the Commission’s guidance in the Adjournment Release.

3.	Please also disclose the required shareholder vote for approval of the Board’s nominees to be elected if they are the only nominees standing for election.

Response: The Funds acknowledge the Staff’s comment and will revise the Preliminary Proxy Statements to clarify that directors will be elected by a plurality of votes cast at the applicable Fund’s meeting in the event that the Board’s nominees stand for election unopposed (for example, “Alternatively, in the event the only nominees standing for election are the five (5) nominees of the Board of Directors, then each such nominee will be elected by a plurality of votes cast at the Meeting.”).

4.

Broker non-votes cannot be counted for quorum purposes when there is only a non-routine proposal presented for shareholder approval (see NYSE Rule 452.11). Please revise all disclosure implying otherwise accordingly.

Response: The Funds acknowledge the Staff’s comment and will revise the Preliminary Proxy Statements to include the Staff’s recommended disclosure on how uninstructed shares will be counted for the purposes of determining the presence of a quorum.

The Funds have revised the pertinent disclosure as follows:

“Pursuant to New York Stock Exchange rules applicable to brokers, if a broker provides you with competing proxy materials (in addition to the Fund’s proxy materials), the broker will be prohibited from exercising discretionary authority with respect to any of the proposals to be voted on with respect to your account, unless you provide the broker with specific voting instructions. This is referred to as a “broker non-vote.” In these cases, those shares will not be counted for the purpose of determining whether a quorum is present. In other words, unless you provide your broker with specific voting instructions, the broker is not permitted to provide a proxy with respect to your shares, and, accordingly, such shares will not count as present for quorum purposes. If the broker has not provided you with competing proxy materials, the broker may vote your shares without your specific instruction with respect to routine proposals, including, in that case, Proposal 1 to elect the Director Nominees.”

5.	Please disclose that indemnification of each Fund’s officers and directors is also limited to the extent permitted by Section 17(h) of the 1940 Act.

Response: The Funds acknowledge the Staff’s comment and will revise the Preliminary Proxy Statements to provide that, pursuant to Section 17(h) of the 1940 Act, indemnification of the Funds’ directors would not protect a director from liability to such Fund or its shareholders from liability that the director would otherwise be subject to by reason of such director’s own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties as a director.

The Funds have revised the pertinent disclosure to read as follows:

“The Fund’s By-Laws require the Fund to indemnify the Directors and Officers to the fullest extent permitted by the Puerto Rico General Corporations Act, the Investment Companies Act of Puerto Rico and Section 17(h) of the 1940 Act. Pursuant to Section 17(h) of the 1940 Act, such indemnification of the Directors would not protect a Director from liability to the Fund or its shareholders from liability that the Director would otherwise be subject to by reason of such Director’s own bad faith, willful misfeasance, gross negligence or reckless disregard of his or her duties as a Director.”

*        *         *        *        *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc: Alexandre-C. Manz, General Counsel, UBS Financial Services Incorporated of Puerto Rico

      José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm